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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION

(Name of subject company (Issuer))

HEWLETT-PACKARD COMPANY
MARS LANDING CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.002 par value per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel & Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*
*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Frequently Asked HR Questions for Mercury employees

      HP to Acquire Mercury Interactive Corporation

      We realize that you have many questions. The following provides answers to an initial list of questions that you may ask. As additional questions arise, please forward them to questions@mercury.com and we will answer them as quickly as possible.

      What does the announcement day mean for me?

      The announcement today is that Mercury Interactive Corporation and HP have reached an agreement that HP will purchase Mercury through a tender offer to Mercury Interactive Corporation shareholders. This announcement has no immediate impact on Mercury employees. Mercury employees will remain employed by your current employer and on the basis of your existing terms and conditions of employment. The deal is expected to take several months to close, and no changes related to the deal will occur at Mercury during that time.

      ORGANIZATION

      What will be the role of Tony Zingale? What will be the role of Mercury senior management?

      There will be no immediate changes to Mercury's reporting structure. Over the period ahead, we will develop the integration strategy and organization design for HP Software. The announcement agreement requires a number of steps to obtain government and shareholder approval before the merger will be final, and any employment decisions will be part of that process. We have every intention and desire to retain Mercury' top talent.

      Will any Mercury employees lose their jobs as a result of today's announcement?

      Between now and closing of the transaction, there will be no changes in the day-to-day activities at Mercury. If regulatory approvals are not obtained or the tender offer is not successful, we need to be sure that Mercury can continue as a standalone company.

      Will any Mercury employees lose their jobs after the closing?

      HP's intention is to acquire an ongoing business, and it is clear that we need most employees to continue in their current functions to maintain this business.

      As with most mergers, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to obtain government approval and other closing conditions before the merger will be final, and any employment decisions will be made after that approval process is completed. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

      Are some functions more at risk than others?

      We do anticipate that there will be a reduction in headcount because Mercury functions may be redundant with HP functions, or because other unique circumstances apply. HP acquired Mercury with significant talent and capabilities. They are interested in finding the best match between Mercury and HP organization needs and individual capabilities to maximize the value of their investment in people.

      Will any HP employees lose their jobs if the acquisition is completed?

      As with most mergers, there may be areas of overlap in certain roles. These types of employment decisions would not be made or announced until after all regulatory approvals and other closing conditions have been met.

      On July 19, 2005, HP announced a restructuring plan that included a workforce reduction of 14,500 which was revised in Q4'05 to 15,300. Employees and their representatives will be informed and, where required, consulted in connection with any such proposals in connection with local legal requirements.

      Will my job responsibilities change?

      For most Mercury employees, there will be few, if any, changes in day-to-day responsibilities after the close. Any changes will be carried out in accordance with local legal requirements, including information and consultation with employee representatives where required.

      To whom do I report now?

      Until closing, there will be no change in any aspect of the business. Specific instructions for the days following closing will be provided at the appropriate time.

      How should I answer my phone now?

      Until closing, there will be no change in any aspect of the business, so answer it as you typically do. Specific instructions for the days following closing will be provided at the appropriate time.

      LOCATIONS

      What is the size of HP's business in Israel?

      HP has ~1500 employees based in Israel, a market we have been in since 1957. We don't break out revenue on a market-by-market basis.

      Is HP committed to maintaining Mercury' significant presence in Israel?

      Yes, much of Mercury R&D is in Israel, and they deliver quality software at best of class costs. While we constantly review our sites, results drive our analysis, and the results in Israel are impressive.

      Israel is also an important market for HP. We have ~1500 employees there prior to the Mercury acquisition, we have recently purchased two Israeli companies, Scitex and Indigo, and we have retained their operations there. We have confidence in the abilities and productivity of our workforce there.

      Will HP move Mercury jobs to low-cost locations?

      We constantly review the geographic distribution of our work to assure we deliver the best results at the best cost, as Mercury has also done. We would look for opportunities to consolidate HP and Mercury sites where feasible. We have no current plans to shut down any Mercury R&D sites.

      Will any or all of Mercury' offices be closed as part of the real estate consolidation HP announced on July 6, 2006?

      HP would evaluate Mercury' real estate holdings and consolidate those sites to fewer core HP sites as part of its four-year workplace transformation effort announced on July 6. Specific details about specific sites have not yet been determined.

      Will my work location change?

      HP and Mercury have offices in the same cities in some geographic areas. We may look at the opportunities for consolidation where it makes sense. Any changes will be carried out in accordance with local legal requirements, including information and consultation with employee representatives where required.

      COMPENSATION AND BENEFITS

      How do HP's benefits compare to Mercury'?

      HP offers a comprehensive and competitive compensation and benefits package to its employees. Total Rewards sessions, hosted by HP benefits and compensation representatives, will occur during the coming months.

      What will happen to my benefits?

      HP offers a comprehensive and competitive benefits package to its employees. More specific information will be shared later. The transition of employment relationships will be handled in accordance with regional practices and legal requirements.

      Has HP agreed to any special provisions for my benefits as part of my transition to HP?

      In the U.S., employees who accept employment with HP will be credited with their Mercury service for purposes of vacation accrual, as well as vesting in the HP matching contribution made to the HP 401(k) Plan. In other locations, benefits determinations will be made according to local law.

      What happens if my job is affected going forward?

      We understand that the announcement today may cause some employees to feel uncertain about the future. To address this concern, HP has agreed to continue Mercury' severance policy for a period of one year after closing. This policy includes a cash payment that varies based on your length of service; also, HP will reimburse you for COBRA coverage for a period of months after your termination. In other locations, benefits determinations will be made according to local law.

      What is HP's pay and compensation philosophy?

      •
      People are the key to HP's success.

      •
      HP provides total rewards that are competitively positioned against leaders in the high-tech industry and general industry.

      •
      Providing market-competitive compensation, rewards and benefits will enable us to attract and retain a talented, diverse workforce.

      •
      Employees should have the opportunity for ownership and a share in the value that they create.

      •
      HP pays for performance.

      How similar are the compensation programs for the two companies?

      We do not disclose details of how compensation is structured. We are confident that we can work to align our compensation policies as part of the work to integrate these two businesses.

      What will happen to my pay?

      Employees will remain on their existing terms and conditions of employment until they receive and accept an offer from HP. At that time, they will move to the HP pay and benefit structure applicable to their country.

      Does HP have a cash bonus program?

      Yes, HP has variable pay plans under which bonuses are paid out annually if performance objectives are met. Bonuses are based on revenue and net profit growth targets, along with other metrics determined by the Company for each fiscal year. The Company Performance Bonus, the plan under which most employees are eligible to participate, can range from 0 to 15% of pay. Mercury employees are eligible to participate from their HP hire date, with the amount of the bonus payout (if any) prorated based on eligible earnings accrued during the fiscal year in which they join HP.

      What is the HP review cycle for salary and performance?

      As part of HP's High Performance Workplace initiative, employees participate in a Focal Point Review. This single event includes performance evaluation and rating (based on individual results); base pay reviews and increase recommendations where appropriate; and performance planning for the current fiscal year. It is HP's intent to conduct performance reviews on a regular basis. The timing of the salary review cycle will be based on company affordability and business performance. Salary increase guidelines are structured in alignment with our pay for performance philosophy and market conditions.

      When will my next salary review be scheduled?

      The next salary review will be aligned with the next HP Focal Point Review. Focal Point Reviews have historically taken place around Q2 (February through April) of HP's fiscal year (HP's fiscal year runs from November-October).

      EQUITY

      What happens to Mercury Common Stock?

      The acquisition is being conducted by means of a tender offer followed by a merger of Mercury with an HP subsidiary. Once HP commences the tender offer for all of Mercury' outstanding shares, each Mercury stockholder will have the opportunity to make an independent investment decision whether to tender its shares in response to the offer. Those Mercury stockholders who elect to tender their shares will receive $52.00 in cash per share for their shares upon the completion of the tender offer and will no longer be stockholders of Mercury after that time. Any Mercury stockholders who do not participate in the tender offer will not receive cash for their shares upon the completion of the tender offer and will continue to be stockholders of Mercury after that time. On the effective date of the merger, each remaining share of common stock that was not tendered in the tender offer will be converted into a right to receive $52.00 in cash per share.

      What happens to my options?

      Generally, any outstanding and vested options that have an exercise price less than $52.00 per share will receive cash equal to the difference between $52.00 per share and the exercise price, multiplied by the number of such vested shares, subject to applicable tax and social insurance withholding requirements. HP will convert the following Mercury options into HP options at the effective time of the merger (i) outstanding and vested options with an exercise price greater or equal to $52.00 per share and (ii) options that are outstanding and unvested, subject to the following conditions:

      •
      the option holder must be an employee or service provider of HP or an HP subsidiary immediately after the effective time,

      •
      HP must be able to attain applicable regulatory approvals or be able to convert such options under local laws, or

      •
      conversion of the options must be in line with HP policies and practices in the applicable jurisdiction.

      Optionees who hold options that are subject to Internal Revenue Code Section 409A, i.e., optionees who are subject to U.S. tax laws and who hold options with a price lower than fair market value on the grant date, will receive additional communications in the future regarding their options.

      What happens to the Mercury ESPP?

      Each outstanding purchase right under the Mercury ESPP will be converted to a right to receive an amount in cash (subject to any applicable withholding or social insurance taxes) equal to the product of (i) the number of shares of issuable under the Mercury ESPP for the applicable purchase period, and (ii) the difference between $52.00 and the purchase price of Mercury shares under the Mercury ESPP. Any accumulated payroll contributions not applied to the purchase of stock under the Mercury ESPP, shall be returned to the participant.

      The Mercury ESPP will be terminated prior to the effective time of the merger.

      How does this acquisition affect the SEC investigation? Lawsuits?

      The acquisition has no affect on the SEC investigations or the lawsuits.

      If I accept employment at HP and my Mercury options are converted to HP options, will I be able to exercise those options immediately?

      Unfortunately, no. The administrative process to convert individual option grants with varying vesting schedules needs to be determined.

      GENERAL

      What are the major principles of HP organizational culture?

      The main HP values are:
          -Passionate about customers.
          -Trust and respect for individuals.
          -Perform at a high level of achievement and contribution.
          -Act with speed and agility.
          -Deliver meaningful innovation.
          -Achieve results through teamwork.
          -Conduct business with uncompromising integrity.

      HP has a history of innovation and entrepreneurial spirit where Mercury and its employees will be welcomed.

      Does HP have training and development programs for employees?

      Yes. One of the major areas of focus in HP is the development of their employees. Additional information will be given to employees after closing.

      What happens if I'm on a visa with a work authorization from Mercury?

      Until the effective date of the merger, you will remain in your current Mercury status. HP will work directly with Mercury HR, and then make contact with you as appropriate. Employees who receive an offer of ongoing employment with HP will receive assistance from HP in transferring visa status. HP will cover the necessary expenses.

      What are the largest acquisitions HP has undertaken and their size?

      1.
      Compaq, announced Sept. 3, 2001, $25 billion

      2.
      Indigo, announced Sept. 6, 2001, $882 million

      3.
      Peregrine, announced Sept. 19, 2005 $425 million

      4.
      Synstar, announced Oct. 1, 2004, $293.3 million

      HP has successfully acquired and integrated other entrepreneurial companies in the past and anticipates no issues with Mercury or its culture. A worldwide integration team comprised of cross-functional leaders from Mercury and HP is being formed. You can expect regular communication from your manager and our collective best efforts to keep you informed.

      How can I help with the transition?

      Maintaining the quality and service levels of which we both companies are proud is very important to the smooth transition. A major event like this acquisition can cause disruption and concern for everyone involved. We have a lot to offer and an opportunity to showcase our products, employees, and customer relationships. A simple rule of thumb that will carry us through the transition is to be who you are, and do what you do. Remaining focused on our customers, products, and services will help us all have a smoother transition

      Who do I contact if I have issues or questions?

      questions@mercury.com

      THESE FREQUENTLY ASKED QUESTIONS ARE FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY [MERCURY'] COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

FINAL TRANSCRIPT

Thomson Street EventsSM

HPQ—Hewlett-Packard Conference Call—Q&A line

Event Date/Time: Jul. 25. 2006/5:00PM ET

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© 2006 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L    T R A N S C R I P T

Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

CORPORATE PARTICIPANTS

Brian Humphries
Hewlett-Packard—VP, IR

Mark Hurd
Hewlett-Packard—CEO, President

Tom Hogan
Hewlett-Packard—SVP, HP Software

Bob Wayman
Hewlett-Packard—EVP, CFO

CONFERENCE CALL PARTICIPANTS

Laura Conigliaro
Goldman Sachs—Analyst

Cindy Shaw
Moors Cabot—Analyst

Shannon Cross
Cross Research—Analyst

David Wong
A.G. Edwards—Analyst

Ben Reitzes
UBS—Analyst

Dan Renouard
Robert W. Baird—Analyst

Bill Shope
JP Morgan—Analyst

PRESENTATION

Operator

Welcome to the HP Corporate conference call. [OPERATOR INSTRUCTIONS] I would now like the turn the presentation over to your host for today's conference, Mr. Brian Humphries, Vice President of Investor Relations. Please proceed, sir.

Brian Humphries—Hewlett-Packard—VP, IR

Thanks. Good afternoon, everyone. I would like to welcome you to our conference call. Joining me today is our CEO and President, Mark Hurd; our CFO Bob Wayman; Executive Vice President, Ann Livermore; and Senior Vice President for HP Software,Tom Hogan, Before we get started I would like to remind you that this call is being webcast live. The webcast can be assessed on HP Investor Relations page under company information at www.hp.com. The replay will also be available shortly after the conclusion of the call for approximately one year.

Next it's my duty to inform you that the primary purpose of this call is to provide you with information about our agreement to acquire Mercury Interactive that was announced earlier this afternoon. We do not intend to address expected third quarter results or any associated market trends such as macro demand, competitive dynamics, or the pricing environment. Some of our comments and responses to your questions about our agreement to acquire Mercury may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties

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F I N A L    T R A N S C R I P T

Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line including the possibility that expected benefits of the acquisition may not materialize and risks related to the timing or ultimate completion of the transaction.

I encourage you to read the risk factors described in HP's annual reports on Form 10-K for the fiscal year ended October 31, 2005. The Company's quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2006, as well as other SEC reports and other documents filed or to be filed after that Form 10-K. Finally, and with a view to allowing time for questions from multiple firms, please refrain from asking multi-part questions for clarifications. With that I will turn the call over to Mark Hurd.

Mark Hurd—Hewlett-Packard—CEO, President

Thanks, Brian. Good afternoon, everybody. Thanks for joining us on short notice. I will keep my prepared comments brief and allow time to answer as many questions as we can get to in the time we've got allotted. As you see by now we announced earlier today that we signed a definitive agreement to purchase Mercury Interactive. The transaction does bring together two market leading businesses to create one of the most powerful management software portfolios in the industry.

The combination of HP OpenView strength and systems network and IT service management software together with Mercury's strength in application management, application delivery, and IT governance is compelling. It enables us to be an end-to-end leader in enterprise IT management for the entire IT life cycle, from planning to testing to operations to maintenance, repair, and retirement. The portfolio of capabilities will allow CIO's and customers to reduce IT costs and make better IT decisions by helping them prioritize IT spend and to automate to measure IT program effectiveness. Said another way it allows customers to use IT as a business enabler rather than it serving as an obstacle.

Over the past year or so we have been focused on aligning HP's cost structure to free up capital to deploy back into the business for growth. We will continue with that focus. While we remain focused on driving continued organic revenue growth our strong free cash flow and cash balance provides us with the opportunity to make strategic acquisitions.

Mercury is the first transaction of this size we've made in a number of years. As part of this we spent considerable time and effort reviewing various revenue growth, cost structure and synergy assumptions. We know we can make further progress on the cost structure of our combined software business, and even under various growth scenarios we are confident that we can drive margin expansion. Combining Mercury with HP software creates a run rate business of more than 2 billion. We believe this combination can drive revenue growth of approximately 10 to 15% and that this business can drive operating margins of approximately 20% of revenue in fiscal year '08. In terms of process the acquisition will be conducted by means of a tender offer for all the outstanding shares of Mercury followed by a merger of Mercury with an HP subsidiary.

The terms include a cash tender offer of $52 a share, premium of roughly 33% over the closing price of Mercury at today's market close. The deal has an enterprise value of approximately 4.5 billion net of existing cash and debt. The deal is subject to closing conditions and regulatory approvals, HP expects to commence the tender offer promptly and the merger is expected to close in the fourth quarter of calendar year 2006. Upon closure Mercury will become part of the HP software business that will now roughly double in size reporting to Tom Hogan. Mercury products and solutions will be available from HP through standard HP sales and HP service channels both company sales forces will immediately join forces to begin reference selling each other's products. Of course following the closing we'll be focused on quickly addressing any integration challenges from salesforce compensation to culture.

In the shorter term the transaction is expected to be $0.04 dilutive to non-GAAP earnings per share in fiscal year 2007 and $0.02 accretive to non-GAAP earnings per share in fiscal year 2008. This includes purchase accounting adjustments related to deferred revenue write downs and preferred compensation expense of approximately $141 million or $0.05 earnings per share in fiscal year 2007 and approximately 43 million or $0.01 earnings per share in fiscal year 2008 as well as expected synergies.

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F I N A L    T R A N S C R I P T

Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

I will leave my prepared remarks at that. Before taking your questions, I will summarize today's news by saying we're excited to bring together HP's OpenView strength and systems, network and IT service management software. With Mercury's strength and application management, application delivery, and IT governance. We believe this combination will enable HP software to be an end-to-end leader in enterprise IT management for the entire IT life cycle. We believe it positions us well to help CIO's reduce IT costs at the same time we increase IT spend effectiveness, and we believe it positions HP to take advantage of strong revenue growth and margin expansion opportunities. With that, Bob, Tom, and I, and Ann will be open to take any questions that you got.

QUESTIONS AND ANSWERS

Operator

[OPERATOR INSTRUCTIONS] Sir, our first question is from the line of Laura Conigliaro with Goldman Sachs.

Laura Conigliaro—Goldman Sachs—Analyst

A few things. First of all, can you provide a little more color on the overlap between Mercury product and HP software? And also why did you feel like you had to do the deal now? Was it a competitive situation?

Mark Hurd—Hewlett-Packard—CEO, President

Sure. Laura, let me have—this is Mark. I am going to let Tom talk about the product overlap, and then I will come back and talk to you about the timing.

Tom Hogan—Hewlett-Packard—SVP, HP Software

I will be brief and simple because I think this is a pretty straight forward answer. Any time you contemplate acquisitions and technology one of the main considerations or obstacles of success is the level of overlap, and that we think makes this so compelling not just from a value perspective, but from the marketplace and the customer's perspective our two portfolios could not be more complementary, and you could not envision two companies this size coming together with such minimal overlap, and the way we think about it is it is almost like we sat down five years ago and said you go do this and build market leading assets and solutions in these categories. We'll do the same on our end and five years from now we'll come together and deliver what we think is clearly the solution of choice for managing and optimizing business outcomes around technology. It is very little. Very little overlap.

Mark Hurd—Hewlett-Packard—CEO, President

And on the timing issue, Laura, we've been thinking about this for awhile. This isn't like something that came up last week. I think the really only timing issue I'd say, was going through the appropriate steps of due diligence, the fact it is important to us to have a strategic fit. Tom really referenced this, we think we got a chance to have the ERP of the management software world with this combined offering. So that's strategic offering number one and it is really at the core of what we're trying to do in the IT overall data center world.

Secondly, it has got to make financial sense for us, and we really wanted to go do the homework to say that we have got to not only grow this business 10 to 15%, but we have got to be able to make industry expected if not better profitability numbers. We have got to make sure we can get that done. And then we had to make sure we could run it, that we had the right kind of people lined up to get together and get this thing done right. That is the only thing that the timing was to make sure we could

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F I N A L    T R A N S C R I P T

Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line nail it. We didn't do this lightly, Laura. We did this clearly understanding we need to show up and make this thing valuable for shareholders as well as put ourselves in the kind of strategic position that we like to be.

Laura Conigliaro—Goldman Sachs—Analyst

Thank you.

Brian Humphries—Hewlett-Packard—VP, IR

Next question, please.

Operator

        Our next question is from the line of Cindy Shaw with Moors Cabot.

Cindy Shaw—Moors Cabot—Analyst

Mercury has got both a managed services and a consulting services business. I am not quite sure how big it is. But I am wondering how that's going to affect the HP services unit?

Mark Hurd—Hewlett-Packard—CEO, President

Neither business would be material in the context of HP services and its overall business, but they do have both that you described, so both are kind of a valuable piece of the integrated portfolio that's brought to market, but, Cindy, I would not call it having a material effect. But it does again, give us more leverage in the marketplace because they bring some incredibly talented people and extend our offer set in the market. I think financially in terms of revenue scale, this really aligns to our software business, so the real answer here is you have got an effective doubling of the HP software business going forward.

Cindy Shaw—Moors Cabot—Analyst

Thank you.

Mark Hurd—Hewlett-Packard—CEO, President

Thanks.

Operator

Our next question is from the line of Bill Shope with JP Morgan.

Bill Shope—JP Morgan—Analyst

Thanks. A few questions. First of all, could you give us your plans for integrating the two sales forces, are you going to keep them as separate entities or are you going to combine them into common functions and then also can you help us to understand some of the cost synergies I think you've been clear on the strategic synergies, but some of the cost synergies that may be available here and then finally the logic behind the premium? I am assuming this was a competitive bidding process?

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F I N A L    T R A N S C R I P T

Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

Tom Hogan—Hewlett-Packard—SVP, HP Software

This is Tom. Let me take your first question on the go-to-market. First thing independent of the close date, between the time we closed and the calendar year end, which is their fiscal fourth quarter and given the linearity and seasonality of the software business, they have a large opportunity in the fourth quarter and our expectation is we want them to maintain the trajectory they're on and go execute and go deliver that quarter. Point number one is post close we're going to leave their organization and operation intact to minimize the discontinuity or disruption to the business. Between now and that point in time the two integration teams are going to do a bunch of work to determine what the right go-to-market is that optimizes the opportunity for our customers and our shareholders going forward.

Mark Hurd—Hewlett-Packard—CEO, President

A couple things, Bill, we know how to go deal with the cost issues, and obviously while there are a lot of complementary things in R&D and certainly as Tom's referenced a lot of leverage to be gained out of the salesforce, there always are things that, from a functional perspective do overlap and we will go deal with those, and we factored those into our model. In terms of the price you are going to pay, I won't get into a lot of details other than saying we have done a lot of work to know what the property was worth and what our operational plans and operational models said relative to its value. That's how we've executed, and we're quite comfortable with the value relative to what we can drive in the business to drive shareholder value long run.

Tom Hogan—Hewlett-Packard—SVP, HP Software

I would just add that Mercury has a reputation in the industry for being a high performance sales and marketing environment and culture, so this is more than just technology for us. We're excited about adding their people and part of our integration focus will be to protect that channel and use it to complement the people and the channels that HP OpenView has today.

Mark Hurd—Hewlett-Packard—CEO, President

I would like to make one general comment, Bill, and you just happened to answers a question that was a platform for it. I wanted to make sure there is no confusion. The absolute riveted focus we have on cost in this company will not stop. This fact that at the same time we're trying to grow the Company and deal with our costs, and this is really the fact that we have to do two things at the same time. We found a strategic opportunity that we think just makes tremendous sense for us in terms of our ability to grow the business, and we will continue to focus on the overall HP cost issues that we've described as well as the opportunities that sit within the combined and I say it that way, the combined software businesses as opposed to just one or the other, because with the two entities together we think there are leverage points that we can take advantage of.

Brian Humphries—Hewlett-Packard—VP, IR

Thank you, Bill. Next question, please.

Operator

Sir, our next question is from the line of Shannon Cross with Cross Research.

Shannon Cross—Cross Research—Analyst

Hi. Good afternoon. I guess I have to ask the question because I am staring at Mercury's amended 10-K with lists and lists of all the litigation that they have pending. How have you guys protected yourself from a liability standpoint?

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Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

Bob Wayman—Hewlett-Packard—EVP, CFO

This is Bob Wayman. We frankly cannot fully protect against some potential liabilities, but we have done a lot of work evaluating the potential magnitude of the liabilities. We think we have our arms around them. We of course have used outside counsel to give us their judgment on what some of the issues might be. We think they're very manageable, and all of our analysis here have put some level of litigation liabilities into our model. That's still part of our decision making.

Shannon Cross—Cross Research—Analyst

Okay. Are you taking reserve within the purchase price or?

Bob Wayman—Hewlett-Packard—EVP, CFO

Can't comment much about that at this point in time. There will be an opportunity I think to take some reserves in purchase accounting, but that will await more information.

Shannon Cross—Cross Research—Analyst

Okay. And just a data comment. Can you give us an idea of how many sales people Mercury has? I don't know, customers, locations, any data points you can give us to give us an idea of the size of what you're bringing on?

Tom Hogan—Hewlett-Packard—SVP, HP Software

They have roughly 3,000 employees and roughly a third of that organization is associated with sales which is very similar to the OpenView portfolio and our head count mix. They have hundreds and hundreds of customers, so it is a very broad customer base.

Bob Wayman—Hewlett-Packard—EVP, CFO

To be specific, they talk about 14,000. We talk about 15, so you're talking about a broad market reach and penetration. A lot of those are joint customers which is good news. A lot of them are separate which creates opportunity and good news.

Mark Hurd—Hewlett-Packard—CEO, President

Shannon, one-way you think about it is both of the product sets and offerings show up in almost the same customers. The fact is they're complementary in nature, so obviously to that point you can already understand there is a lot of leverage between the two in terms of support and in terms of the go to market model. It is a very complementary acquisition, and certainly gives us a much deeper presence in the enterprise.

Shannon Cross—Cross Research—Analyst

Thank you.

Brian Humphries—Hewlett-Packard—VP, IR

Thanks, Shannon. Next question, please, operator.

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Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

Operator

Our next question is from the line of David Wong with A.G. Edwards.

David Wong—A.G. Edwards—Analyst

Thank you very much. Can you give us some idea of what might create a total head count is, what the engineering software development head count is? And will there be any new to rationalize the engineering department or is it only in sales that there are synergies that you could cost cut?

Mark Hurd—Hewlett-Packard—CEO, President

Listen, without getting into every number of every function, as Tom has already referenced, there are roughly 3,000 employees associated with Mercury that work for Mercury today. There is about a third of them that are tied up in a go-to-market exercise, whether that be a technical resource or a sales resource of some type. Without getting into details by function and so forth, we're going to synergize everything that makes sense. I will assure you there will be no stone unturned looking to rationalize costs at the same time as we look to expand and grow at the same time.

David Wong—A.G. Edwards—Analyst

Thank you.

Brian Humphries—Hewlett-Packard—VP, IR

Thanks, David. Next question, please, operator.

Operator

Sir, our next question is is from the line of Ben Reitzes with UBS.

Ben Reitzes—UBS—Analyst

Mark, I understand why you're doing the deal so I'm going to ask a question that's not going to win me any fans in the room. Last month another hardware company announced a deal for a hefty premium and preannounced right afterwards. We are battle tested in this group right now. Do you see anything that is shaking your confidence right now to do a deal or anything in what you've built with HP and do you have confidence in the current outlook you set for the Company?

Mark Hurd—Hewlett-Packard—CEO, President

Ben, this is really a great question. First of all, I appreciate all your comments and the fact you know why we're doing the deal. Listen we're going to talk about Q3. What dates?

Brian Humphries—Hewlett-Packard—VP, IR

August 16.

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Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line

Mark Hurd—Hewlett-Packard—CEO, President

August 16, I will be loaded up and ready to talk about Q3.

Ben Reitzes—UBS—Analyst

We all know why you're doing the deal. This is what's on everybody's mind, so save us some of the trouble that the last company did.

Mark Hurd—Hewlett-Packard—CEO, President

Sure, sure, sure. I understand the context of what you're describing. August 16, will be the time, the place, and I know you will be there.

Ben Reitzes—UBS—Analyst

I sure will be. Thanks a lot.

Mark Hurd—Hewlett-Packard—CEO, President

All right, Ben. Thank you.

Brian Humphries—Hewlett-Packard—VP, IR

Thanks, Ben. We'll take one last question, please.

Operator

Sir, that question will be from the line of Dan Renouard with Robert W Baird.

Mark Hurd—Hewlett-Packard—CEO, President

Dan, we can hear you.

Dan Renouard—Robert W. Baird—Analyst

I am getting an operator signal. Can you just strategically talk about, is this kind of it in terms of the software group or should we be expecting more—are there more holes you feel you need or is that something you might evaluate once you've integrated this to some extent? Thanks.

Mark Hurd—Hewlett-Packard—CEO, President

We're going to be really focused on integrating this. It is a big deal for us, and we take it very seriously that we deliver on the expectations that we've described both in terms of the integration, the revenue growth targets, and the operating performance we've described. We also think it is a great strategic opportunity for us. We're not—I want to make sure we're clear here. This

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Jul. 25. 2006 / 5:00PM, HPQ—Hewlett-Packard Conference Call—Q&A line really represents strategically what we said we would go do, focus on scale and services, scale and software, which are key areas for us. You have seen us do a significant software deal here. I would not expect these by any means every day in any way, shape, or form and to be as riveted on executing what we described to you. That's what we'll be. That's what we'll be doing, and I don't want to leave any misimpression that anything at HP has changed from a focus perspective.

We are very focused on improving our performance. We are very focused on making sure our cost is aligned, that our cost is right, and that we maximize our revenue growth opportunities inside the context of our strategy which is what we're doing, and I would tell you no change in cadence from that perspective at Hewlett-Packard. At the same time we're excited to be able to do this. We think this is a big opportunity for us, and we think we have a chance for software to be truly one of the crown jewels of Hewlett-Packard and we'll be very focused on getting that done.

Brian Humphries—Hewlett-Packard—VP, IR

Okay, everybody, that concludes today's call. Thanks for your time.

Operator

Ladies and gentlemen, we thank you for your participation in today's conference. This concludes your presentation, and you may now disconnect.

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HP Corporate Communications Conference Call
July 25, 2006

Corporate Speakers
Beth Johnson	HP Corporation Analyst Relations
Tom Hogan	HP Corporation SVP, Software
Tony Zingale	Mercury Interactive Corporation President, CEO
Call Participants
Mitch Nordon	Schonfeld Weston Capital Management Analyst
Amy Wolf	Wall Associates Analyst
Melinda Balu	IDC Capital Analyst
Frank Dubek	Communication Network Architecture Analyst
Tom Kushaby	Summit Strategies Analyst

PRESENTATION

Operator:    Good day ladies and gentlemen and welcome to the HP Corporation conference call. My name is Tanya and I will be your coordinator for today. [OPERATOR INSTRUCTIONS] I would now like to turn the presentation over to your host for today's call, Ms. Beth Johnson, Analyst Relations. Please proceed.

Beth Johnson:    Hi everybody. Thank you for joining today's call and we appreciate you coming together on such short notice. We have together today several executives from HP and from Mercury Interactive to talk a little bit about an announcement that HP made several hours ago on their intent to acquire Mercury Interactive Corporation.

What I'd like to do is to turn this call over to Tom Hogan who is the Senior Vice President of our Software Business. He will be providing comments to you. You should have either in front of you sent via email or available to you online through the web cast the presentation that Tom will be using as a basis for discussion. So without further ado, Tom Hogan.

Tom Hogan:    Thanks. So first of all, thanks everybody for joining us. Let me just tell you who's here with me and will be available. I'm going to ask Tony to comment in a minute, but then we also have Deb Traub who's our Vice President of Product Marketing and Management, runs the Open View Portfolio and Dave Peterson, VP of Marketing over at Mercury Interactive.

You do have a deck, but in the interest of time, I think we've got 30 minutes total, we've got a whole bunch of people on the line, I'm sure a lot of you have questions. Hopefully, the big picture around this acquisition and the strategy is intuitive to most of you. So rather than burn up the majority of the 30 minutes taking you through a PowerPoint presentation, we've distributed—you have the opportunity to go through that and come back with questions or comments later.

So I'm going to, instead of going through the deck, I'm going to just share with you our thoughts around the strategic rationale and why we think this is a significant game changing combination of two very strategic companies and assets. First, I guess, is what's driving the marketplace and what's the opportunity statement.

And the way we've thought about that is based on time spent with corporate CIOs and I think this holds true on both the Mercury and the HP side, one of the primary agenda items for CIOs today is kind of help me, I need help managing the complexity of my operation and I need help enhancing or maximizing the value I'm delivering to my business.

So I want to become a strategic partner to versus an obstacle to growth and market share and shareholder value for my respective organization. We're spending, Tom, 75 to 80% of our time today just operating things, just keeping systems and applications up, keeping the lights on and we spend far too little time innovating and building and delivering new solutions, new services that, what are ultimately what drive competitive differentiation and shareholder value.

The message goes on to say that we think HP is as in as good a position as anybody to help assemble that set of assets. You don't have all the pieces today, but the Open View Portfolio has a jumpstart on solving that problem. Clearly HP's brand, its resources and its agnostic positioning put you in a position to go make that happen.

So—and this message was consistent enough that we're convinced this is a major pain point and opportunity in the market, that the statistics are around market size bear that out. It also happens to be strategic to HP's overall vision around the adaptive enterprise and adaptive infrastructure and we view it as the kind of the secret sauce or glue that helps bring that together.

So step two is to say all right, we don't have everything today, we're not naïve, we understand that. What are the major components that are required or in demand by these leading organizations to help maximize the outcomes of their investments in technology. And when we did that portfolio compare and contrast, there's one company that through our own research and input from many of you that clearly bubbled to the top as the most complimentary set of assets, vision in the industry.

And as we started to think about what would Mercury plus HP look like and what would the story be and we became convinced fairly quickly that this truly would be a game changing combination that the combined assets become the clear solution of choice as CIOs look to the future and look for a single provider of this set of assets to help drive business outcomes.

And so we—and I would tell you further, we tease internally that when we sat down and did the detailed compare, the level of complimentary assets contrasted with the virtually non-existent overlap, it almost felt like two companies sat down at the beginning or five years ago and said, look, we're going to go major on the following systems and network management and [I-Tel] and ITSM based processes and all the other componentry and you guys go focus on the application delivery, application management and your strength with the applications and then also the whole movement around IT governance and helping CIOs set the agenda and align their investments with the business.

And then we'll come together five years from now and create the most powerful suite in the industry. And so, that's kind of how we think about this at a macro level, it's why we're so enthusiastic about it. It's why we placed a big bet candidly. We talked about—Mark's been very vocal since he arrived, I've been pretty vocal in analyst, both industry and financial meetings since I've arrived that we plan to deploy capital to invest and lead this marketplace.

And I think today's move is a clear indication that we're dead serious about becoming the market leader in solving this challenge om opportunity. Let me drop down one layer and let me talk about the products, specifically how we think about the product merge and I'll ask Tony to make some comments and then we'll open it up to Q&A.

First if you think about this BTO umbrella, business technology optimization that Mercury has taken to market, we think that's a succinct and powerful way to capture the concept of aligning IT investments to the business into focusing on business outcomes and value versus technology.

And so our plan is to bring these assets and the value proposition together under that umbrella but to also preserve the messaging we've been carrying to market for nearly a year where we've kind of aligned our assets and solutions across the category of aligning IT with the business, the automation layer and optimization for the different elements and infrastructure.

So we're going to marry those two so BTO will become the umbrella for this combination from a marketecture perspective we will still go to market and talk about this concept about alignment, automation and optimization. I think it's very synergistic. At the align layer, which if you kind of compare that with the Mercury messaging, pre DA, they had basically two layers, they had, at their foundational layer, the capabilities and market leadership they've established in application delivery with the performance and quality center products and then also application management and the assets that they bring around end user monitoring and the application discovery mapping, change management and so on.

So—and then on top of that layer, they talked about IT governance, which is really the same concept that we talk about in the align layer which is helping CIOs set an agenda, map priorities, project planning, portfolio management to make sure they're optimizing investments and aligning those with needs of the business.

So at the ITG/IT Governance align layer, you combine our assets like our dashboarding, our decision center product with their Kintana project and portfolio management technology as well as the acquisition they made of Systinet, which provides SOA governance with their registry.

By the way, our commitment to SOA is huge; it was a big part of this strategic rationale here. We bought a company called talking blocks a couple years ago; we had a strong partnership with Systinet for the Registry. We were starting on a path to find a new partner based on their acquisition of Mercury. They are obviously, that effort stops and we jump back in bed with the Systinet asset which is highly complimentary.

So Kintana, Systinet, plus our assets, we think we've got the best end to end story around this concept of IT governance and aligning investments with needs of the business. If you think about the core layer, I think the market would give us kind of high marks and a leadership position in systems management and network management.

I think we'd probably get a B in terms of our application management and our view is you've got to have all three legs of that stool to really effectively address this problem. I don't think it's inarguable that Mercury is the market leader in application management. So the addition of that capability fills out the end-to-end capabilities of the Open View portfolio.

And then the last piece is the application delivery solution and we think that creates an interesting and powerful combination when you start thinking about the level of integration and closed loop management from the application test and design phase through operations where you start to deal with change and trouble tickets in your service center or service desk product and be able to link back and leverage the insight and visibility that we will have collectively back to the application itself is another market differentiated capability vis-a-vis the standard systems management provider.

So again, almost no overlap, hugely complimentary, powerful up and down the stack as we think about it vertically from optimization and automation up through alignment, then also an extension on kind of a horizontal nature in terms of the lifecycle of an IT asset pushing back into the application test and design phase.

So that's the big picture. I'll stop and let Tony add some of his comments and then we'll use the time remaining for Q&A.

Tony Zingale:    Thanks Tom and thanks to everyone on the phone. I'll be brief in the interest of time. This is an extremely positive step for Mercury today. As you know, as many of you know who have been following us and working with us over the years, we're a formidable force in the software and services business as it relates to driving the business technology optimization agenda.

That agenda from us has been consistent with our application delivery, application management and IT governance. Suites of products more recently, our service oriented architecture governance suite of products through the acquisition of Systinet.

We believe that by teaming with Hewlett Packard as Tom just described and the plans that we have, mutually together accelerates the combined entities ability to dominate and optimize the business outcomes of IT, better known as business technology optimization.

This acceleration will be fueled not only our world class suite of products and the portfolio that we now can bring to market together, but will be fueled by the HP brand and the global presence of that brand going forward. Make no mistake, this is a market changing event.

As part of the HP Software Group, together with Mercury, we instantly become one of the largest software vendors in the world, particularly in this space with more than $2 billion of sales on an annualized basis. So from our point of view, this is very simple. The technologies fit together like a glove, the portfolio is in fact unmatched in the marketplace and then lastly and most importantly and certainly to Mr. Hurd here at Hewlett Packard, it simplifies the customers' experience when doing business with a single vendor.

One vendor providing all of the strategic touch points in the IT, be that the CIO's office itself, the VP of Applications, the VP of IT Operations with a single vendor, a single portfolio of solutions that best fit the needs of transforming the IT outcomes into those of the business.

And that's what Mercury has been all about for years and that's what we will continue to be all about as part of the HP Software Group going forward. I think with that we'll take your questions now.

QUESTIONS AND ANSWERS

Operator:    [OPERATOR INSTRUCTIONS]

Beth Johnson:    We request, too, that you identify yourself by name and organization.

Operator:    And your first question comes from the line of Mitch Nordon. Please proceed.

Mitch Nordon:    Yes, hi, the company is Schonfeld Westin. Congratulations. Just calling with regard to the offer being conditioned upon the filing of the 10-K. I'm wondering why didn't you just wait for that to occur? Why announce the transaction prior to the filing if it's so important to you to make it a condition to the transaction?

Tom Hogan:    I'll take that, this is Tom. Obviously, we thought about that, for obvious reasons. And the reason we concluded the right answer was to press forward was two fold. One, we had confidence that that was going to happen in a timely manner and that the certified results would map to our view of the business so we saw minimal risk of a disconnect. And then the second reason is the marketplace is hungry for what we bring together and every quarter that we wait is lost opportunity.

Mitch Nordon:    And when you say timely manner, do you expect to—I'm confused whether this is a tender offer or a shareholder vote, I mean, do you expect to close this by October 1?

Tom Hogan:    It is a tender offer. We talked about an expectation that this would close in the calendar fourth quarter subject to all the regulatory approvals. And it's our expectations that the certification would be completed in advance of or in parallel with when we would close the transaction anyway.

Beth Johnson:    Since we have a limited period for Q&A, can we take our next question? Thank you?

Operator:    And your next question comes from [Ann Wolf] from Wall Associates, please proceed.

Amy Wolf:    Hi, that's Amy Wolf. Well, Tom, congratulations, I have to take you seriously as a software vendor now. The question I want to ask you has to do with something I read in the press announcement where I got the impression that you will, of course, be selling separately until the deal goes through.

But how long do you think it will take you to actually integrate the products so that they can be used successfully together in a single environment, since that's of course what your customers are going to be looking for.

Tom Hogan:    Yes, I think the answer to that is, first of all right now, is there is a whole bunch of customers that have both of our products. And because there's no, I wouldn't say no, that would be a stretch, but virtually no overlap, we don't have to rationalize technologies.

So, to me, the question becomes, a, how fast can we arm and educate our mutual distribution channels to effectively articulate the mutual strengths so that one plus one equal three. And then the product teams will begin to immediately plan and think about where do we need to provide more or better out of the box levels of integration that make it just—so there is value in saying, look, I can get all this stuff from one vendor and they're committed to space, obviously, they just wrote a $4.5 billion whatever the number is check, so they're dead serious about leading this market. So that's goodness.

But, boy, if you really want to kind of knock the leather off the ball, don't just dissemble all the assets, bring me the industry's most robust levels of integration out of the box and we see that as a big opportunity for value and competitive differentiation. So we'll start that work immediately and set some priorities and certain touch points and kind of go from there.

Amy Wolf:    Okay, we'll be looking for that.

Beth Johnson:    Thanks Amy.

Tom Hogan:    Appreciate the comments, by the way and your input.

Beth Johnson:    Can we take our next question?

Operator:    Your next question comes from the line of [Melinda Balu], please proceed.

Melinda Balu:    Hi everyone, congratulations also from IDC—I'm an analyst from IDC, obviously. I want to follow up also on what Amy was asking about the product coordination. Along with the integration of products, there's also issue of process coordination and adoption because you're bringing together these very disparate entities in many ways that compliment each other but also the political challenges in adopting the IT governance are pretty significant.

How are you looking to compliment what you're offering from a product perspective with services to support the organizational change and process change as necessary for adoption?

Tom Hogan:    Yes, that's a good question and I'll let Tony comment on this. But I think one of the things—so if you look at the IT governance layer and look at the service to product mix, it's a richer mix for the reasons you've described. And I think one of the things that, when Mercury looks at this deal, and Tony talked about the brand and the reach and so on, but I think one of the things that had appeal to Mercury was the breadth and the service delivery capability that HP Services can bring to bear on the best practices and thought leadership around how you take an asset like a Kintana or like a Systinet and really leverage that from a process and business outcome perspective. And Tony—

Tony Zingale:    There's no doubt about it, our experience over the last several years as we've come to market and in fact blazed the trail in the market called IT governance is that there is a high ratio of service to software. First and foremost is because you are in fact defining the very processes by which IT governs itself and runs itself.

And second of all, to your point, how do you effect that cultural change and that behavioral shift within the organization. There's training, there's a shift in processes, not only did the automation solutions provide but an overall shift inside the organization. So, yes, Tom is right, one of the things that was exciting about this was the large availability of trained professional services resources right here at Hewlett Packard first and foremost.

Then as we go out and partner with the Accentures and [Whipros] and all the other global systems integrators in the world that are interested in the same piece of professional service business that I just described, there's a huge opportunity to partner even better now going forward. So we think that the accelerated penetration and IT governance alone will be greatly served by this combination.

Melinda Balu:    Well congratulations, as I said before, I look forward to watching how you pull together the two cultures there and I think this is a very interesting acquisition as you know already.

Tony Zingale:    Thank you.

Tom Hogan:    Thank you.

Melinda Balu:    Look forward to supporting you on it.

Beth Johnson:    I think we have time for about one more question.

Operator:    Your next question comes from the line of [Frank Dubek] from Communication Network Architecture.

Frank Dubek:    Yes, my question has to do with the IT and SOA governance issue with the rest of the alignment layer. It looks like that the [mating] seems very, very well at the lower layers but at the highest layer, you have a lot of process missing, business process engineering missing and so forth.

And the question becomes is is that how difficult do you believe that is going to be part of your integration effort up there. We've got business alignment and you've got IT governance and so forth, that tying this all together, linking processes with technology and so forth seems to be one of the key ingredients in making this whole thing work from a business standpoint. So the question again is, how do you see this integration occurring at the alignment layer?

Tony Zingale:    This is Tony speaking. I don't think it's as challenging as you describe. First of all, independent of the merger, when we go to the market, we, Mercury, with our IT governance product, the element of the technology that's quickly embraced for the very reason that you said around business process automation is the workflow engine.

And you've got to have a very substantial workflow engine to in fact customize the processes you want to automate and govern and control to use those words. And that is done by the workflow engine. We believe that the comprehensive nature of that engine, the ability to program it, not only because of the technology but the hundreds of customers that have done it already for us have taught us the way to embrace a variety of business processes.

Embracing the components from HP in that realm is going to be very straightforward from our point of view. Not without some work, not without some challenges, but the essence is a very flexible, high performing, customizable workflow engine and that was the essence of what was acquired years ago from Kintana, and Mercury has invested heavily in that over the last three years since that acquisition was completed.

Frank Dubek:    Thank you.

Tom Hogan:    We'll try to do one more.

Beth Johnson:    Operator, I think we can take one more call.

Operator:    Your next question comes from the line of [Tom Kushaby] from Summit Strategies. Please proceed.

Tom Kushaby:    Hi. I'd just like a little bit more drilldrown into the integration of the sales and services organization. Can you talk, just mentioned about the size of Mercury's sales organization, how and over what time frame this is going to be integrated with HP's software sales organization and in particularly around services, in professional services. How big is Mercury professional services organization and how much experience does HP's consulting and integration arm have in application management?

And then finally, what areas of potential integration with HP Managed Services? Pretty a complex question, I apologize. I tried to get as much in as possible with one question.

Tom Hogan:    Yes let me—so I get the point, they're all actually great questions. A couple of things before I drill down a layer. This acquisition is not about cost. Are there opportunities for cost synergy? Absolutely. There will be back office redundancies and we'll go take any of that redundancy out.

But this is about a game changing value proposition and top line revenue growth. And so when you major on market penetration, growth and value, a key component in this equation is to protect and extend the distribution capability of the respective companies. And so paying attention to how we leverage that.

So—and this is also about people. So—and we've talked a lot about technology today. One of the things that I think both sides are excited about, you go from roughly 3,000 people on both sides of the table to 6,000 very talented, passionate, knowledgeable people in the space.

And so that aspect of this is equally important. The specifics of your question are things that we're going to work on in the next two to three months. What I have communicated publicly is that between the close of this transaction and the end of the calendar year, other than some back office stuff, we are not going to drive any change in Mercury's structure operation.

And the reason is, as you all know, in this business with seasonality, the fourth quarter is absolutely critical to their current business plan for the year as well as ours. And so we'll use the time between now and year end to kind of figure out post Jan 1 what's the optimal structure, across both services and sales. So it's a good question, but that's where we stand.

Beth Johnson:    Sorry I have to cut the call short, but we've come to the end of our time. If anybody has any additional questions, what I'd like to suggest you do is to send me an email at beth.johnson@hp.com and I'll get back to you as quickly as I possibly can. Thanks everybody. Bye bye.

Operator:    Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a great day.

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY MERCURY INTERACTIVE CORPORATION'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (877) 750-5838 OR BY E-MAIL AT INFO@INNISFREEMA.COM, FROM MERRILL LYNCH & CO., THE DEALER MANAGER FOR THE OFFER, AT (877) 653-2948, OR FROM HP.

Forward Looking Statements

This transcript contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, Mercury Interactive Corporation's business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in HP's and Mercury's Securities and Exchange Commission reports, including but not limited to the risks described in HP's Quarterly Report on Form 10-Q for the fiscal quarter ended

April 30, 2006 and other reports filed after HP's Annual Report on Form 10-K for the fiscal year ended October 31, 2005 and Mercury's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. HP assumes no obligation and does not intend to update these forward-looking statements.

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HP Corporate Communications Conference Call July 25, 2006
PRESENTATION
QUESTIONS AND ANSWERS
Forward Looking Statements